TELE NORTE LESTE PARTICIPACOES S.A.
                           CNPJ/MF 02.558.134/0001-58
                                NIRE 33300262539

                            TELEMAR NORTE LESTE S.A.
                        CNPJ/MF N. 33.000.118/0001-79
                                NIRE 33300152580

                                  MATERIAL FACT

TELE NORTE LESTE PARTICIPACOES S.A. ("TNL"; Bovespa: TNLP3, TNLP4; NYSE:TNE), and TELEMAR NORTE LESTE S.A. ("TMAR"; Bovespa: TMAR3, TMAR5, TMAR6), hereby announce that on this date TMAR signed with Vivo Participacoes S.A. ("Vivo Participacoes") a stock purchase agreement ("Stock Purchase Agreement") for the purpose of acquiring 1,292,679 common shares and 3,716 preferred shares (hereinafter, collectively, the "Shares") issued by Tele Norte Celular Participacoes S.A. ("TNCP" Bovespa: TNCP3, TNCP4; NYSE:TCN), representing 51.86% of the common shares, 0.09% of the preferred shares, and 19.34% of TNCP total capital.

The Stock Purchase Agreement shall be submitted for approval to the Shareholders' Meetings of TMAR. The actual transfer of the Shares to TMAR is subject to certain conditions precedent provided for in the Stock Purchase Agreement, including ANATEL's approval.

TNCP is the controlling shareholder of Amazonia Celular S.A. ("Amazonia Celular"), which provides mobile services in Area 8 of the General Plan of SMP Authorizations, covering the States of Amazonas, Roraima, Amapa, Para and Maranhao, in the North part of the country.

The acquisition price of the Shares is R$ 120,009,893.00, adjusted by the average daily rate of the Inter Financial Deposit Certificate - CDI as of August 2nd, 2007, up to the date of actual payment, and shall be fully paid on the closing date established on the Stock Purchase Agreement. Accordingly, the purchase price per common share issued by TNCP is R$ 92.74, which represents the price of R$ 141.80 per common share issued by Amazonia Celular.

Additionally, TMAR shall acquire the subscription rights transferred by Telpart to Vivo Participacoes for the subscription of new shares to be issued by TNCP, as set forth in CVM Ruling n. 319/1999, for the price of R$ 21.1 million.

In compliance with the provisions of article 254-A, of Law n. 6.404/1976, TMAR shall make mandatory tender offers for: (i) the acquisition of common shares held by the non controlling shareholders of TNCP, at a price equal to 80% of the amount

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paid to Vivo Participacoes for the common shares issued by TNCP, which is equivalent to R$ 74.19 per share, adjusted by the average daily rate of the CDI; and (ii) the acquisition of the common shares held by the non controlling shareholders of Amazonia Celular, at a price equal to 80% of the value of the common shares issued by Amazonia Celular and implicit in the amount paid to Vivo Participacoes for the common shares of TNCP, which is equivalent to R$ 113.44, to be adjusted by the average daily rate of the CDI. The final prices per share in the mandatory tender offers shall be determined on the date of actual transfer of the Shares from Vivo Participacoes to TMAR, and shall be disclosed in due time.

After the actual transference of the Shares, TMAR intends to make voluntary tender offers for the acquisition of up to 1/3 of the shares of each kind and class of the outstanding preferred stock owned by the non controlling shareholders of TNCP and Amazonia Celular, for the following reference prices:
TNCP:             R$ 33.00
Amazonia Celular: R$ 25.55

The voluntary tender offers shall also be addressed to the shareholders owning preferred shares underlying American Depositary Shares - ADS of TNCP. The launch of such voluntary tender offers in Brazil and in the United States is subject to the non occurrence of a material event that may affect the decision to launch such offers and to the obtaining of the necessary registration before the competent authorities. TMAR has no intention of having TNCP or Amazonia Celular delisted.

The acquisition of the Shares by TMAR will also be submitted to the Brazilian antitrust authorities (Economic Protection Administrative Council - CADE, Economic Rights Defense Office - SDE and Economic Monitoring Office - SEAE), pursuant to the terms and conditions set forth in the current laws.

TMAR's Management will keep its shareholders and the market informed about the implementation of the conditions for the accomplishment of the aforementioned operations, as well as about any other events that might occur.

                        Rio de Janeiro, December 20, 2007

                           Jose Luis Magalhaes Salazar
                            TELEMAR NORTE LESTE S.A.
            Chief Financial Officer and Investors Relations Director

Important information for the ADS holders: This material notice about the execution of the Stock Purchase Agreement, which mentions the voluntary tender offers, is for information purposes only rather than an acquisition offer or a request for the sale of the Tele Norte Celular or Amazonia Celular shares. Any offer or request will only be made by means of an acquisition offer or a public tender offer announcement that Telemar Norte Leste decides to launch and, if necessary, register at the Securities and Exchange Commission (SEC) in the United States prior to or on the

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launch date of the respective offers. The shareholders to which such offers are addressed will have to read carefully the acquisition offer or the public tender offer announcement, when available, since they shall contain relevant information regarding such offers. The shareholders will be able to obtain copies of the offers-related documents to be filed before the SEC free of any charges, by accessing the SEC website at the following address: www.sec.gov. Copies of the documents related to said voluntary tender offers, as well as the respective public tender offer announcement and reports, will be made available at the headquarters of Tele Norte Celular and of the companies at the time the offers are tendered, as disclosed in due time.

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